Exhibit 99.2

TSAKOS ENERGY NAVIGATION LIMITED

THREE MONTHS ENDED DECEMBER 31, 2006

Results of operations – management discussion

Three months ended December 31, 2006 versus quarter ended December 31, 2005

(Percentage changes are based on the full numbers in the accompanying financial statements)

Voyage revenues

Voyage revenues from vessels were $111.6 million during the quarter ended December 31, 2006 as compared to $89.4 million during the quarter ended December 31, 2005, an increase of $22.2 million or 24.8%. The increase was primarily due to there being the equivalent of 11.7 vessels more or, in terms of days available for trading, an increase of 1,077 days compared to the same quarter in 2005. The average number of vessels during the fourth quarter 2006 was 37.0 compared to 25.3 in the fourth quarter 2005 as a result of the acquisition since the previous year’s period of the La Prudencia, Delphi, Apollon, Artemis, Aris, Ariadne, Ajax, Afrodite, Proteas, Promitheas, Propontis, Alaska, Archangel, Antares, Arion and the sale of the Libra, Crux and Aztec.

Revenue earned per vessel on average within the fourth quarter, however, was down from the previous year’s fourth quarter, due to a fall in rates during October and November with some pick up in the latter part of the quarter, while rates in the last quarter of 2005 remained buoyant. The average daily revenue per vessel after deducting voyage expenses for the quarter was $29,796 per day compared to $35,388 for the previous year’s fourth quarter. As most of the extra days available in Quarter 4, 2006 compared to Quarter 4, 2005 were employed in time-charters with a fixed minimum plus participation in any freight market increases, the revenue stream of the Company was relatively well protected from this decline in the market. The number of days utilized in such profit-share arrangements totaled 1,535 compared to 460 in Quarter 4, 2005. The number of days employed on voyages, however, also increased by 123 days, while those on pure time-charter without profit share fell by 256 days. Taken together with the move towards profit sharing, this indicates a slight shift in policy to strengthening bottom line protection while also increasing the ability to exploit any upside movements in the freight market.

All tanker categories achieved the following average rates, after deducting voyage expenses, during the fourth quarter (last year’s fourth quarter averages in parentheses): VLCCs earned an average $35,793 ($54,154), Suezmaxes $38,645 ($38,522), Aframaxes (including the three newly-acquired ice-class product carriers) $35,189 ($38,620), Panamaxes $23,164 ($30,502), and Handysize Product Carriers $19,750 ($21,652). The six newly acquired M2 Handymax 1A ice-class product carriers earned $20,441 on average. In part, the fall in rates for the VLCCs and the Panamaxes is due to the accounting requirements for profit-shared revenue which is determined at the end of six month periods. Until such determination is performed, only the assured minimum rates may be accounted for. This affected the December revenue accounted for the La Prudencia and La Madrina, and much of the Quarter 4 revenue acounted for the Inca and Andes.

Total productivity achieved by the fleet in the fourth quarter 2006 was 97.2% compared to 99.8% for the fourth quarter of 2005. Virtually all the days lost relate to the Vergina II, which was in dry-dock throughout the period undergoing special survey related work and upgrade to double-hull.

Commissions

Commissions were $3.8 million, or 3.4% of revenue from vessels, during the quarter ended December 31, 2006, compared to $3.4 million, also 3.8% of revenue from vessels, for the quarter ended December 31, 2005. The decrease was due to changes in employment of several vessels to alternative employment on which lower commission was charged and the employment of the newly acquired vessels in similar employment.

Voyage expenses

Voyage expenses include costs that are directly related to a voyage, such as port charges, agency fees, canal dues and bunker (fuel) costs. They are borne by the Company in the case of spot market single voyages or for voyages under contract of affreightment. Otherwise, in the case of time and bare-boat charters they are borne by the charterer. For vessels trading under a pool arrangement, allocation of revenue to pool members is determined after accounting for total voyage expenses by the pool managers. Voyage expenses were $14.0 million during the quarter ended December 31, 2006, compared to $8.3 million during the prior year’s fourth quarter, a 69.5% increase.

Although voyage expenses are highly dependent on the voyage patterns followed, part of the increase can be explained by the fact that the total operating days on spot charter and contract of affreightment increased from 915 days in the fourth quarter of 2005 to 1,082 days in the fourth quarter of 2006. In addition, the cost of bunker (fuel), which accounted for 67.0% of total voyage expenses increased from the previous year’s period to the fourth quarter 2006 due to the significant increase in the price of oil during 2006.

Charter hire expense

During the fourth quarter 2005 and 2006 total charter hire expenses relating to the three vessels on lease-back, Cape Baker, Cape Balboa and Olympia, amounted to $6.1 million. In January, 2007, the Olympia was re-acquired and quarterly charter hire expense henceforth will decline accordingly by $2.0 million.

Vessel operating expenses.

Vessel operating expenses include crew costs, maintenance repairs and spares, stores, lubricants, insurance and sundry expenses such as tonnage tax, registration fees, and communications costs. They are borne by the Company for all vessels of the fleet except for the one vessel on bare-boat charter (Millennium), and the three vessels which are chartered-in (Cape Baker, Cape Balboa and Olympia). Total operating costs were $23.7 million during the quarter ended December 31, 2006 as compared to $14.0 million during quarter ended December 31, 2005, an increase of 68.7%, mainly due to the increase in the average number of vessels during the period.

Vessel operating expenses per ship per day for the those vessels in the fleet incurring operating expenses increased from $7,134 for the quarter ended December 31, 2005 to

$7,811 for the quarter ended December 31, 2006, a 9.5% increase. Part of this increase is due to notification towards the end of the year of higher insurance back-calls than expected. The relative high level of the Euro compared to a year previously also impacted the cost of crew in particular as did the high oil prices on lubricant costs.

Depreciation.

Depreciation was $17.0 million during the quarter ended December 31, 2006 compared to $9.1 million during the quarter ended December 31, 2005, an increase of 87.2%, due to the addition of fifteen new mostly high-value vessels offset by the sale of two small older vessels, Libra and Crux, and the panamax Aztec.

Amortization of deferred charges.

During the quarter ended December 31, 2006, amortization of deferred drydocking charges was $1.0 million compared to $2.8 million during the quarter ended December 31, 2005, a decrease of 63.0%. The decrease was partly due to the sale of two vessels in 2006 on which there was still a balance of unamortized deferred dry-docking charges and the fact that only two vessels had completed dry-docking in the meantime. The previous Quarter 4 also bore extra amortization, as the period for amortization was reduced during that quarter to an average of 2.5 years.

Management fees.

The Company pays to Tsakos Energy Management Ltd. fixed fees per vessel under a management agreement between the companies. The monthly fee is $18,000 for all vessels except the chartered-in vessels where the fee is $12,500 per month. The fee pays for services that cover both the management of the individual vessels and of the enterprise as a whole. Management fees totaled $2.0 million during the quarter ended December 31, 2006 compared to $1.3 million for the quarter ended December 31, 2005, an increase of 48.7%, due to the increase in number of vessels.

General and administrative expenses.

G&A expenses consist primarily of professional fees, office supplies, investor relations, advertising costs, directors’ liability insurance, and travel-related expenses. General and administrative expenses were $1.6 million during the quarter ended December 31, 2006 compared to $1.4 million during the previous year’s fourth quarter, an increase of 16.3%. The increase was mostly due to audit related expenses.

The sum of these expenses, together with the management fees payable to Tsakos Energy Management Ltd., represents the overheads of the Company. On a per vessel basis, daily overhead costs, excluding the management incentive award (see below), were $1,051 for the three months ended December 31, 2006 compared to $1,166 for the fourth quarter of 2005, the decrease reflecting the economies of scale derived from the larger fleet, but also reduction in legal expenses. Together with the incentive award the daily overhead was $2,081 for the quarter compared to $2,241 in Quarter 4, 2005.

Management incentive award

In accordance with the management agreement between the Company and Tsakos Energy Management Limited, its managers, $3.5 million is due as an award to Tsakos Energy Management Limited due to the success of the Company during 2006 in achieving a return on equity in excess of the target 25%. In the previous year, an award of $2.5 million was achieved for exceeding the 25% target.

Amortization of the deferred gain on the sale of vessels.

The Company sold two suezmaxes in a sale and leaseback transaction in 2003. The total gain of $15.8 million was deferred and is being amortized over the five year minimum charter period. The amortization of this gain amounted to $0.8 million for both fourth quarters of 2005 and 2006.

Gain on sale of vessels

The Company sold the panamax Aztec during the fourth quarter of 2006 for $58.5 million realizing a capital gain of $24.7 million. In the fourth quarter 2005, the tankers Tamyra and Dionisos were sold for capital gains totaling $20.5 million.

Operating income

Income from vessel operations was $64.1 million during the fourth quarter 2006 compared to $61.8 million during the fourth quarter 2005, representing an 3.9% increase.

Gain on sale of shares in subsidiary

During the fourth quarter 2006, the Company completed its sale to Flopec of Ecuador of 49% of the shareholding of the holding company of the two vessel-owning companies which hold the panamax vessels Maya and Inca, achieving a capital gain of $25.3 million.

Interest and finance costs.

Interest and finance costs were $14.8 million for the quarter ended December 31, 2006 compared to $4.7 million for the quarter ended December 31, 2005 an overall 212.7% increase. Loan interest nearly tripled to $17.7 million from $5.4 million, a 228.5% increase. Total average bank loans were approximately $1,123 million for Quarter 4, 2006 compared to $440 million for the previous year’s quarter. The average all-in loan finance cost in Quarter 4, taking account of swap interest, was 5.58% compared to 4.78% in the previous year’s fourth quarter.

There was a net positive movement of $1.2 million, including reclassification adjustments on undesignated cash flow hedges, in the fair value (mark-to-market) of the non-hedging interest rate swaps in the fourth quarter 2006 compared to a positive movement of $1.4 million in the fourth quarter of 2005.

Capitalized interest in the fourth quarter of 2006 was $3.2 million compared to $1.5 million in the previous year, due to the extra number of vessels under construction during the past year, and an increase in average interest rates.

Amortization of loan expenses was $0.6 million in both years’ fourth quarter. Other loan charges were $0.4 million in the fourth quarter 2006 compared to $1.1 million in the fourth quarter 2005, the reduction being due to less commitment fees as arranged financing was taken up on delivery of newbuildings.

Interest income.

Total income derived from bank deposits and investments was $2.6 million during the fourth quarter of 2006 and $3.7 million during the quarter ended December 31, 2005. The decrease was due to a reduction of investment income compared to the previous year’s quarter.

Other, net.

During the period, the Company incurred $0.2 million of other non-operational expenses compared to $0.1 million of income in the quarter ended December 31, 2005.

Net income

As a result of the foregoing, net income for the quarter ended December 31, 2006 was $77.1 million, or $4.05 per share, basic and diluted, versus $60.8 million, or $3.16 earnings per share, basic and diluted, during the quarter ended December 31, 2005, an increase of 26.7%.

Liquidity and capital resources

Liquidity requirements relate to servicing debt, funding the equity portion of investments in vessels, funding working capital and controlling fluctuations in cash flow. Net cash flow generated by continuing operations is the main source of liquidity. Additional sources, apart from raising equity, include proceeds from asset sales and borrowings, although all borrowing arrangements to date have specifically related to the acquisition of vessels.

We believe that, unless there is a major and sustained downturn in market conditions, our financial resources are sufficient to meet our liquidity needs through January 1, 2008, taking into account both our existing capital commitments and the minimum debt service requirements as defined by our bank loan covenants.

Working capital (non-restricted net current assets) amounted to approximately $116.7 million at December 31, 2006 compared to $99.9 million as at December 31, 2005. The increase is mostly due to the increase in cash balances which, as at December 31, 2006, amounted to $174.6 million, compared to $145.8 million a year previously.

Net cash provided by operating activities was $48.4 million in the quarter ended December 31, 2006 compared to $44.5 million in the previous year’s fourth quarter, almost 9% increase, due primarily to the increase in revenues generated by the fleet expansion and sale of vessels offset by increased operating expenses.

Expenditure on dry-dockings is deducted from net income to calculate cash generated by operating activities. This amounted to $1.4 million expenditure during Quarter 4, 2006 compared to minimal expenditure in the previous year’s fourth quarter.

Net cash used in investing activities was $7.7 million for the quarter ended December 31, 2006, compared to $23.1 million derived from investing activities during the quarter ended December 31, 2005. Net funds paid for the acquisition and improvements of vessels of $106.8 million relate mainly to the delivery of the Propontis and Arion. Sales proceeds from the Aztec and the sale of a minority interest in the owning company of the Maya and Inca amounted to $82.5 million and of other investments to $11.5 million. The vessel and share sales resulted in capital gains of $50.0 million and, after repayment of debt, left $61.4 million free cash. The total number of vessels on order as at December 31, 2006 was fifteen to be delivered between January 2007 and November 2009 with a total contract value of $890.8 million of which $241.0 million had been paid by December 31, 2006. The 1A ice-class suezmax Arctic, the LNG carrier Neo Energy, the 1A ice-class MR1 handysize Andromeda and the DNA aframax Izumo Princess were all delivered during the first quarter of 2007.

Net cash used in financing activities was nearly $6.5 million in the quarter ended December 31, 2006, compared to $53.0 million used in financing activities during the quarter ending December 31, 2005. There were proceeds from two new credit facilities and from one existing loan in the quarter amounting to $118.0 million compared to $75.5 million loan proceeds in the previous year’s quarter. There were repayments of $3.6 million, and prepayments of $92.7 million relating to the loans on the Maya and Inca, and on the Aztec sold in the fourth quarter of 2006.

Stock repurchased amounted $0.5 million for 12,000 shares in Quarter 4, 2006 as part of the stock repurchase programme. In Quarter 4, 2005, 268,000 shares were repurchased.

An initial $1.25 dividend was declared for the fiscal year 2006, which was paid on October 26, 2006 and amounted to $23.8 million. Earlier in 2006, a final $1.10 dividend for the fiscal year 2005 was paid on April 26, 2006, totaling $21.0 million. The dividend policy of the Company is to pay, depending on cash availability and requirements, between 25% and 50% of the net income in any given year, payable in two installments, the first prior to the end of the year based on expected earnings and cash requirements, and the final portion in the early part of the following year based on final earnings and cash requirements.

Total net debt outstanding increased from $1,112.0 million at the beginning of the fourth quarter 2006 to $1,133.7 million by the end of the quarter. The debt to capital ratio was 60.0% by December 31, 2006 (or 55.9% on a net of cash basis). No further interest rate swaps were arranged during the fourth quarter. Interest rate swap coverage on outstanding loans was approximately 52%.